Exhibit 99.3

PainReform Provides Business Update for the Second Quarter of 2022

On track to commence Phase 3 clinical trial in bunionectomy in the fourth quarter of 2022

Completes tech transfer to CMO for manufacturing of clinical batches

Tel Aviv, Israel – August 15, 2022 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the second quarter ended June 30, 2022.

Ilan Hadar, Chief Executive Officer of Pain Reform, stated, “We are pleased to report continued progress advancing PRF-110, our lead product, based on the local anesthetic ropivacaine, which is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration, while reducing the potential need for the use of opiates. Importantly, the manufacturing tech transfer to our CMO, whom we engaged for manufacturing our clinical batches of PRF-110, was successful and we are in the process of manufacturing the clinical trial material. Towards this end, we remain on track to commence the Phase 3 U.S. clinical trial of PRF-110 in bunionectomy in the fourth quarter of 2022. In addition, we implemented process technology related steps that we believe will make manufacturing of PRF-110 much more efficient. As a result, manufacturing is progressing and we expect to complete manufacturing the clinical batch by the end of this month.”

“We remain highly encouraged by our prior data, which demonstrated a strong safety profile, suggesting a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine. Moreover, upon completion of the bunionectomy trial, we plan to initiate the Phase 3 hernia trial. Overall, we are excited about the outlook for the balance of 2022 and look forward to a number of key upcoming milestones that we believe will further enhance shareholder value, including the start of enrolment and dosing of the first patients.  We have maintained a solid balance sheet and had $13.8 million of cash on hand and no debt as of June 30, 2022. As a result, we have more than sufficient capital to support our ongoing activities beyond initiation of our first Phase 3 trial.” concluded Mr. Hadar.

“Overall, we remain highly encouraged by the outlook for the business.  There are more than 50 million surgical procedures performed annually in the U.S. in both hospitals and in ambulatory surgery centers, with many of these invasive and painful procedures eligible for treatment with extended-release ropivacaine through our product, PRF-110. Given the fact an estimated 99% of current surgeries are treated with opiates, and that our proprietary extended-release drug-delivery system has broad potential across a wide range of surgeries, we believe we are well positioned within the $12 billion post-operative pain relief market.  Moreover, we believe that PRF-110 will significantly extend post-operative analgesia and will be significantly less costly to produce than current alternatives.”

Financial Results for the Six Months Ended June 30, 2022

Research and development expenses were $1.4 million for the six months ended June 30, 2022 compared  to $1.7 million for the six months ended June 30, 2021, a decrease of $0.3 million. The decrease was primarily due to a decrease in payment to subcontractors and clinical trials costs.

General and administrative expenses  were $2.1 for the six months ended June 30, 2022 compared  to $2.0 million for the six months ended June 30, 2021. An increase in headcount related and regulation costs were offset with a decrease in insurance costs and certain professional services costs.

Financial expense, net was net was negligible for the six months ended June 30, 2022 compared to financial expenses, net of $43,000 for the six months ended June 30, 2021, a decrease of $43,000. The decrease was primarily due to changes in exchange rate costs.

As a result of the foregoing, the Company incurred a net loss of $3.5 million for the six months ended June 30, 2022 compared to a net loss of $3.7 million for the six months ended June 30, 2021, a decrease of $0.2 million.

As of June 30, 2022, the Company had cash and cash equivalents of $13.8 million.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com